Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 7, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 148

Nuveen Prospect Rising Rates Beneficiaries Portfolio, 3Q 2016

File Nos. 333-211630 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated June 24, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 148, filed on May 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Prospect Rising Rates Beneficiaries Portfolio, 3Q 2016 (the “Trust”). Please note that the name of the Trust has changed from “Prospect Rising Rates Beneficiaries Portfolio, 3Q 2016” to “Nuveen Prospect Rising Rates Beneficiaries Portfolio, 3Q 2016.”

Prospectus

Selection of Portfolio Securities (p. 3)

1. The disclosure states that “Prospect then identifies securities of companies that in Prospect’s opinion may benefit in the event of rising interest rates.” Please consider elaborating on how Prospect identifies companies that may benefit from rising interest rates.

Response: The disclosure has been revised as requested.

Principal Risks (pp. 3-7)

2. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

Response: The disclosure has been revised as requested.

3. Please consider whether Preferred Securities Risk (or something similar) should be added as a principal risk of investing in the Trust.

Response: Risks are included based upon the selected portfolio in the final prospectus. If preferred securities are selected for the final portfolio, the relevant disclosures pertaining to such securities will be included in the prospectus.

4. Please consider whether Depository Receipts Risk (or something similar) should be added as a principal risk of investing in the Trust.

Response: Risks are included based upon the selected portfolio in the final prospectus. If depositary receipts are selected for the final portfolio, the relevant disclosures pertaining to such securities will be included in the prospectus.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-24).

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren